Exhibit 107

Calculation of Filing Fee Table

424(b)(3) (form type)

Table: newly registered and Carry forward securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Feed

Newly Registered Securities

Fees to be Paid	Debt	4.850% The Dow Chemical Co Notes Due November 15, 2031	457 (r)			$1,038,000.00	0.0001531	$158.92

Fees to be Paid	Debt	5.050% The Dow Chemical Co Notes Due November 15, 2034	457 (r)			$625,000.00	0.0001531	$95.69

Fees to be Paid	Debt	5.550% The Dow Chemical Co Notes Due November 15, 2054	457 (r)			$2,907,000.00	0.0001531	$445.06

		Total Offering Amount				$4,570,000.00

		Total Fees Previously Paid

		Total Fee Offsets

		Net Fee Due						$699.67